Exhibit 99.4

Chanson International Holding

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on August 24, 2026

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	To approve Proposal No. 1: Adoption of amended and restated articles of association to reflect the Class B Variation.

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

2.	To approve Proposal No. 2: Authorization of the Board to effect share consolidations (at a ratio between 2:1 and 250:1) and related amendments to authorized share capital.

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

3.	To approve Proposal No. 3: Adoption of amended and restated memorandum and articles of association to reflect the share consolidation

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

4.	To approve Proposal No. 4: Adjournment of the EGM if necessary or desirable to permit further solicitation and vote of proxies.

☐ FOR       ☐ AGAINST       ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Chanson International Holding

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: